July 7, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Attn:     Carlos Pacho, Senior Assistant Chief Accountant

RE:	PRA Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2014 Filed March 2, 2015 File No. 000-50058

Ladies and Gentlemen:
            With respect to the referenced matter, PRA Group, Inc. (the “Company” or “we”) hereby submits the following response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 9, 2015, concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”).  To facilitate your review, we have reproduced the captions and numbered comment from your comment letter in bold text in our response, which is set forth in the attachment to this letter entitled, “PRA Group, Inc. Response.“

In providing this response, and in response to the Staff’s request, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           If you have any questions, please feel free to contact us.  We are available to discuss our response with you at your convenience.

PRA Group, Inc.

/s/ Kevin P. Stevenson
Kevin P. Stevenson
Chief Financial and Administrative Officer

PRA Group, Inc.
Response

         Notes to Consolidated Financial Statements
11. Business Acquisitions:

1.
We note in connection with the allocation of the Aktiv Kapital (“Aktiv”) purchase price, you recognized approximately $500 million of goodwill. Please explain to us your consideration of the guidance in ASC 805-20-55, paragraphs 11 to 50, when performing the purchase price allocation. Specifically tell us whether Aktiv has contracts with certain sellers to purchase portfolios on a periodic basis or other contractual or noncontractual business relationships.

Response

We considered the guidance in ASC 805-20-55 in performing the purchase price allocation for the Aktiv acquisition. We evaluated for the existence of separately identifiable intangible assets, including trade names, trademarks, internet domain names, purchasing relationships, and noncompetition agreements. Based on our analysis, we recorded a technology asset of approximately $5.1 million, which is being amortized over its estimated remaining life of five years. We have included this asset in the “software” component of our property and equipment, in accordance with our customary practice.

As of the acquisition date, Aktiv had insignificant amounts of contracts with sellers to purchase defaulted receivables; the aggregate maximum purchase amount was approximately $3 million. We evaluated whether these contracts, or Aktiv’s noncontractual relationships with sellers, had material value as of the acquisition date. Sales of defaulted receivables portfolios in Europe take the form of competitive auction-based processes. Although relationships with sellers can contribute to being invited into the competitive bidding process, competitors maintain similar relationships. Therefore, offer price is the key driver in the acquisition of portfolios. We concluded that the purchasing relationships did not constitute a separately identifiable intangible asset under ASC 805-20-55. Furthermore, as discussed above, the contractual relationships were immaterial. Accordingly, no value was assigned to purchasing relationships.